January 26, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Systematic Investment Plans:

Destiny Plans I: O
Destiny Plans II: O
Destiny Plans I: N
Destiny Plans II: N

File No. 2-34100

Post-Effective Amendment No. 76

Ladies and Gentlemen:

Pursuant to Rule 472 and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the Plans is Post-Effective Amendment No. 76 to the Plans' currently effective Registration Statement on Form N-8B-2. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Plans. This filing also includes a conformed copy of the manually signed opinion and consent of the Plans' independent accountants, the originals of which are maintained at the offices of the Plans. This filing contains the manually signed consents of the Fidelity Destiny Portfolios: Destiny I and Destiny II independent accountants, the originals of which are also maintained at the offices of the Plans.

This filing includes the Financial Statements of Fidelity Distributors Corporation as of December 31, 2005, which are included in the Plans' prospectuses.

The principal purpose of this filing is to update each Plans' financial information for the fiscal year ended September 30, 2006, including updated financial statements for Fidelity Distributors Corporation.

An effective date of January 29, 2007 is elected by the Sponsor pursuant to Rule 485(b).

Very truly yours,

/s/Marc Parsons

Marc Parsons